SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 16, 2005

Commission File No. 1-14838

________________

Rhodia
 (Name of Registrant)

26, quai Alphonse Le Gallo
92512 Boulougne-Billancourt
France
 (Address of Principal Executive Offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- __________

Enclosures:	A press release dated September 14, 2005 announcing that Rhodia is launching Eolys 3, a new generation of catalysts specifically designed for the regeneration of diesel particulate filters.

Incorporated by reference into Rhodia's Registration Statement on Form F-4 (Reg. No. 333-124810)

PRESS RELEASE

RHODIA, A CHEMICAL COMPANY AT THE HEART
OF THE AUTOMOTIVE INDUSTRY

3rd generation Eolys consolidates Rhodia’s leadership
in automotive pollution control

Paris, September 14, 2005 — Rhodia is taking advantage of the IAA International Motor Show organized in Frankfurt, Germany, from September 12 to 23, 2005 to launch Eolys 3, a new generation of catalysts specifically designed for the regeneration of diesel particulate filters. Representing a major technological advance, this new additive optimizes the performance of the particulate filters fitted to diesel vehicles, further strengthening the front-ranking positions enjoyed by the Rhodia Group in the area of automotive pollution control.

Eolys 3 provides users with a tangible economic benefit by completely eliminating the need for maintenance work. The use of nanotechnology also leads to a substantial reduction in the quantity of additive used and boosts the system’s overall efficiency. Another major advantage is the fact that the new additive allows the filter to be completely regenerated at a lower temperature, thereby enhancing the system’s durability. Rhodia’s new additive therefore offers a solution to low-cost pollution control, one of the major challenges facing the automotive industry today.

First launched in 2000 with Eolys, the diesel particulate filter, which is now fitted to almost 1.5 million vehicles in Europe - representing an annual market of more than 6 million units -, eliminates more than 99% of the particles emitted by diesel engines.

In a context marked in 2005 by the debate over the introduction of more stringent European regulations governing the emission of diesel particles, the “Eolys 3 – Diesel Particulate Filter” system stands out as the safest and most effective technology currently available as far as durability, reliability and flexibility are concerned, capable of eliminating diesel soot emissions. Mainly thanks to the advantages offered by technology such as Eolys, greater interest is also beginning to be shown for the use of diesel engines in private vehicles in other countries such as the USA.

The automotive industry, a key market for the Group

The automotive industry is a key market for the Group, accounting for almost 10% of its annual net sales. Indeed, Rhodia commands front-ranking positions worldwide in several segments such as high performance silicas or polyamide-based engineering plastics.

Thanks to its know-how and expertise as a chemist, Rhodia can provide both economical and environmentally-friendly benefits to its customers, be they automotive industry suppliers or manufacturers. In the area of emission control and fuel efficiency, Rhodia recently launched Optalys™, a new range of enhanced performance materials for catalytic converters fitted to petroleum-driven vehicles.

The use of highly dispersible silica in tires, a technology developed by Rhodia, leads to a 5% reduction in fuel consumption by lowering the tires’ rolling resistance (“green tires”).

In the area of polyamide-based engineering plastics, the Technyl® range, a technology developed by Rhodia to replace metal components in the engine compartment and in bodywork, offers a solution to a key issue facing the automotive industry, the need to make vehicles lighter, thereby cutting overall fuel consumption.

This press release can be consulted at Rhodia’s corporate website: www.rhodia.com

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of €5.3 billion in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Lucia Dumas	Tel 33 -1 55 38 45 48
Anne-Laurence de Villepin	Tel 33 -1 55 38 40 25

Rhodia at the IAA Motor Show
Hall 6.1, booth A32
Stéphane Champlong	Tel 33 6 74 59 87 13

SIGNATURE

                 Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2005	RHODIA
	By:	/s/ BRUNO MOUCLIER
	Name:	Bruno Mouclier
	Title:	Chief Financial Officer